GLJ Petroleum Consultants

Principal Officers:
Harry Jung, P. Eng.
President, C.E.O.
Dana B. Laustsen, P. Eng.
Executive V.P., C.O.O.
Keith M. Braaten, P. Eng.
Executive V.P.

Officers / Vice Presidents:
Terry L. Aarsby, P. Eng.
Jodi L. Anhorn, P. Eng.
Neil I. Dell, P. Eng.
David G. Harris, P. Geol.
Myron J. Hladyshevsky, P. Eng.
Bryan M. Joa, P. Eng.
John H. Stilling, P. Eng.
Douglas R. Sutton, P. Eng.
James H. Willmon, P. Eng.

LETTER OF CONSENT

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marches financiers du Québec
Nova Scotia Securities Commission
Office of the Administrator, New Brunswick
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador

Re: Harvest Energy Trust (the "Trust")
Short Form Prospectus (the "Prospectus") dated May 28, 2009

We hereby consent to the reference to our firm's name and to the use of our report dated March 9, 2009 evaluating crude oil, natural gas liquids and natural gas reserves attributable to certain properties and related assets of the Trust as at December 31, 2008 in the Prospectus and in the Annual Information Form of the Trust dated March 27, 2009 (the "**AIF**") which is incorporated by reference into the Prospectus.

We have read the Prospectus and the AIF, and have no reason to believe that there is any misrepresentation in the information contained therein derived from our report or that is within our knowledge as a result of the services we provided in preparing the report.

Yours truly,

GLJ PETROLEUM CONSULTANTS LTD.

Dana B. Laustsen, P. Eng.
Executive Vice-President

Dated: May 28, 2009
Calgary, Alberta
CANADA

4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada T2P 4H2 • (403) 266-9500 • Fax (403) 262-1855 • GLJPC.com